UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Amendment No. 2

LTC Properties, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

502175102 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section under the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502175102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andre C. Dimitriadis

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,219,075 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,219,075 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,075 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.75%

12.	Type of Reporting Person (See Instructions) IN

ITEM 1.

(a)	Name of Issuer: LTC Properties, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

300 Esplanade Drive, Suite 1860
Oxnard, California 93036

ITEM 2.

(a)	Name of Person Filing: Andre C. Dimitriadis

(b)	Address of Principal Business Offices or, if none, Residence:

300 Esplanade Drive, Suite 1860
Oxnard, California 93036

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, par value $.01 per share

(e)	CUSIP Number: 502175102

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned: 1,219,075 shares

(b)	Percentage of Class: 6.75%

(c)	Number of shares as to which the person has

(i)	Sole power to vote or direct the vote: 1,219,075 shares
(ii)	Shared power to vote or to direct the vote: -0- shares
(iii)	Sole power to dispose or to direct the disposition of: 1,219,075 shares
(iv)	Shared power to dispose or to direct the disposition of: -0- shares

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ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By The Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2003

    /s/ Andre C. Dimitriadis
Andre C. Dimitriadis

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